UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ONE WORLD PHARMA, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

68248W108

(CUSIP Number)

Isiah L. Thomas III

c/o One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, Nevada 89118

(800) 605-3201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68248W108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Isiah L. Thomas III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 3,750,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,750,000
WITH	10	SHARED DISPOSITIVE POWER 20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68248W108	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ISIAH International, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 20,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68248W108	13D	Page 4 of 7 Pages

Item 1.	Security and the Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of One World Pharma, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3471 West Oquendo Road, Suite 301, Las Vegas, Nevada 89118.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by ISIAH International, LLC, an Illinois limited liability company (“Isiah International”), and Isiah L. Thomas III (“Mr. Thomas” and, together with Isiah International, the “Reporting Persons”).

(b) The address for each of the Reporting Persons is c/o One World Pharma, Inc., 3471 West Oquendo Road, Suite 301, Las Vegas, Nevada 89118.

(c) Mr. Thomas is the Issuer’s Chief Executive Officer. In addition, Mr. Thomas is the sole member, Chairman and Chief Executive Officer of Isiah International, a holding company with interests in a diversified portfolio of companies. The primary business address for Isiah International is 116 West Jackson Blvd., Suite 109, Chicago, Illinois 6060.

(d)(e) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Thomas is a citizen of the United States of America. Isiah International is an Illinois limited liability company.

Item 3.	Source or Amount of Funds or Other Consideration.

On February 7, 2021, Isiah International entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer under which Isiah International agreed to purchase from the Issuer, on the dates provided for in the Purchase Agreement as set forth below, an aggregate of 200,000 shares of the Issuer’s newly designated Series B Preferred Stock (“Preferred Stock”), convertible into an aggregate of 20,000,000 shares of Common Stock, for a purchase price of $15.00 per share of Preferred Stock, and an aggregate purchase price of $3 million.

Date	Shares	Purchase Price
Initial Closing Date	16,666	$249,990
February 22, 2021	16,667	$250,005
March 8, 2021	16,667	$250,005
March 22, 2021	16,667	$250,005
April 5, 2021	16,666	$249,990
April 19, 2021	16,667	$250,005
May 17, 2021	33,334	$500,010
June 14, 2021	33,333	$499,995
July 12, 2021	33,333	$499,995
Total	200,000	$3,000,000

As of the date of this filing, Isiah International has made all of the scheduled purchases of Preferred Stock under the Purchase Agreement as provided above, with the final purchase scheduled for July 12, 2021. All of the purchases were funded by Isiah International from its working capital, and the final purchase will be funded by Isiah International from its working capital.

CUSIP No. 68248W108	13D	Page 5 of 7 Pages

In addition, Mr. Thomas was issued 500,000 shares of Common Stock upon his appointment as Chief Executive Officer of the Issuer, and on January 1, 2021 he was issued a stock option (the “Option”) to purchase 5,500,000 shares of Common Stock at an exercise price of $0.13 per share in connection with his employment by the Issuer. The Option vested immediately as to 2,275,000 shares, and as to the remaining 2,750,000 shares vests in 11 installments of 250,000 shares each, on the 1st day of each of the 11 calendar quarters following the grant date, beginning April 1, 2021

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons may from time to time review and consider various alternative courses of action for maximizing the value of their investment. Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, by a tender or exchange offer or otherwise; or the sale of all or part of the Reporting Persons’ investment on the open market or in privately negotiated transactions. In pursuing such alternatives, the Reporting Persons may engage in discussions with the Issuer, other stockholders of the Issuer, and the Reporting Persons’ advisors, concerning the business, operations and future plans of the Issuer, and strategic alternatives for maximizing stockholder value. In addition, the Reporting Persons’ actions will be subject to prevailing conditions from time to time, including, without limitation, the price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

Other than set forth above, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this filing:

Isiah International beneficially owns 20,000,000 shares of Common Stock, consisting of (i) 16,666,700 shares of Common Stock that may be issued on conversion of 166,667 shares of Preferred Stock directly held by Isiah International, and (ii) 3,333,300 shares of Common Stock that may be issued on conversion of 33,333 shares of Preferred Stock to be acquired by Isiah International on July 12, 2021 under the Purchase Agreement. Based on 61,453,455 shares of Common Stock issued and outstanding on May 14, 2021 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q), the 20,000,000 shares of Common Stock beneficially owned by Isiah International constitutes 24.6% of the outstanding shares of Common Stock.

Mr. Thomas beneficially owns 23,750,000 shares of Common Stock, consisting of (i) the 20,000,000 shares of Common Stock beneficially owned by Isiah International, (ii) 500,000 share of Common Stock directly owned by Mr. Thomas, and (iii) 3,250,000 shares of Common Stock that may be issued on exercise of the Option in the next 60 days (including 250,000 shares of Common Stock that will vest under the Option on July 1, 2021). Based on 61,453,455 shares of Common Stock issued and outstanding, the 23,750,000 shares of Common Stock beneficially owned by Mr. Thomas constitutes 28.0% of the outstanding shares of Common Stock.

(b) Mr. Thomas has the sole power to vote and dispose of the 3,250,000 shares of Common Stock owned by him directly, and shares with Isiah International the power to vote and dispose of the 20,000,000 shares of Common Stock beneficially owned by Isiah International.

(c) The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Not applicable.

CUSIP No. 68248W108	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2021	ISIAH INTERNATIONAL, LLC

	By:	/s/ Isiah L. Thomas III
	Name:	Isiah L. Thomas III
	Title:	Chief Executive Officer

Dated: June 29, 2021	/s/ Isiah L. Thomas III
Isiah L. Thomas III

CUSIP No. 68248W108	13D	Page 7 of 7 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of CT Holdings, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 29, 2021	ISIAH INTERNATIONAL, LLC

	By:	/s/ Isiah L. Thomas III
	Name:	Isiah L. Thomas III
	Title:	Chief Executive Officer

Dated: June 29, 2021	/s/ Isiah L. Thomas III
Isiah L. Thomas III